GAFISA S.A.

December 28, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Era Anagnosti
Division of Corporation Finance

RE:	Gafisa S.A.

Form F-4 (No. 333-163119)

Dear Ms. Anagnosti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gafisa S.A. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form F-4 (File No. 333-163119) be accelerated to Monday, December 28, 2009 at 5 p.m. or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Financial Officer